Steven Tomsic Chief Financial Officer Fox Corporation 1211 Avenue of the Americas New York, New York 10036

CORRESPONDENCE FILED VIA EDGAR

May 30, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attn: Inessa Kessman and Robert Littlepage

Re:	Fox Corporation

Form 10-K for the Fiscal Year Ended June 30, 2023

File No. 001-38776

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff of the Securities and Exchange Commission (the “SEC” or the “Staff”). We received your letter dated May 1, 2024 with additional Staff comments (“Comment Letter”) in connection with (i) our response dated April 15, 2024, to the Staff’s letter dated March 18, 2024 and (ii) our prior response dated March 8, 2024, to the Staff’s original letter dated February 27, 2024 regarding Fox Corporation’s (the “Company”, “FOX”, “we” or “our”) Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the “2023 10-K”). The Staff agreed to our request for an extension until May 30, 2024. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. For ease of review, we have reproduced the text of the Comment Letter in boldfaced print below, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended June 30, 2023

Notes to the Consolidated Financial Statements

Note 17. Segment Information, page 101

Comment No. 1: You indicate “Other” is one of your reportable segments, and it consists of four operating segments and head office functions. Your footnote disclosure refers to this segment as Other, Corporate and Eliminations. Please tell us whether you have aggregated these operating segments, and if so, provide us with your analysis supporting aggregation. If these operating segments have not been aggregated, whether “Other” consists of information about other business activities and operating segments that are not reportable, and if so, why “Other” is disclosed as a reportable segment. See ASC 280-10-50-11 through -15. Finally, please tell us whether, and if so why, eliminations have been combined in “Other” rather than presented as part of reconciliations from total reportable segments’ amounts to consolidated totals. See ASC 280-10-50-30 and -31.

Response No. 1: The Company respectfully acknowledges the Staff’s comment. To clarify, “Other” (as historically presented) consists of the Company’s head office functions, eliminations and two operating segments: FOX Studio Lot and Credible Labs. The Company in total has four operating segments: Cable Network Programming, Television, Credible Labs and FOX Studio Lot.

The operating segments that are not separately reported (FOX Studio Lot and Credible Labs) do not meet the quantitative threshold of 10% outlined in ASC 280-10-50-12, either individually or in the aggregate. These two operating segments are not reportable segments, and the Company has historically combined information about these operating segments, head office functions and eliminations and reported these combined activities as “Other”. In all future filings, beginning with the Company’s Annual Report on Form 10-K for the year ending June 30, 2024 (the “2024 10-K”), we will update the disclosures to clarify that “Other” is not a reportable segment.

We acknowledge the Staff’s comment with respect to the presentation of eliminations. In all future filings, beginning with the 2024 10-K, and for comparable prior periods presented in such filings, the Company will break out eliminations separately and present such amounts as part of the reconciliation from total reportable segments’ amounts to consolidated totals for all periods.

Comment No. 2: You indicate in your response to prior comment one that revenue targets are managed at the consolidated Company-wide and operating segment level. However, it appears that revenue and EBITDA targets are established in the budget for certain Business Units and Business Components. Please describe budgeting process in more detail. Explain who approves the budget at each step of the process, including at the Business Unit and Business Component levels. Additionally, explain and how and why revenue and EBITDA budgets are developed for Business Units and Business Components.

Response No. 2: The Company respectfully acknowledges the Staff’s comment.

We believe that the Company’s reporting process, as further detailed below, provides the most useful and informed information to the chief operating decision maker (“CODM”), the Board of Directors (the “Board”) and the market. Since revenue and a significant amount of costs (rights/talent/technology/IT) are determined on a consolidated basis at the CODM level, we assess the most relevant and comparable method to report the Company’s operations both internally and externally with clarity for the users. It is important to note that our business unit leaders are primarily creative producers, who are charged by the CODM with delivering the highest quality broadcast and cable television on-screen programming to their audiences. They have virtually no responsibility for any revenue generation, nor for much of their cost base as these are both handled centrally and under the leadership of the CODM. Our determination of segments reflects the way in which we manage the business and considers the nature of our industry and the distinct differences between broadcast and cable television. For example, note that in the case of broadcast television, advertising is sold centrally in a different fashion than for our Cable Network Programming segment in that advertisers make substantial annual contractual commitments to purchase advertising on our Broadcast Network through an industry process called the “Upfront.” Cable Network Programming segment advertising is more dependent on uncontracted month to month centralized selling by our centralized sales team. Another point of difference is that our Broadcast Network in our Television segment contracts with affiliated non-owned and operated station groups for a significant portion of its affiliate revenues, while our Cable Network Programming segment contracts exclusively with distributors. The Television segment is also comprised of uniquely FCC licensed businesses that broadcast over the air and are distinctly different in operation from our Cable Network Programming segment. These distinct characteristics highlight the differences in our businesses and are among the factors considered for our ongoing determination of segments. In fact, external users of our financial statements look to the Cable Network Programming and Television segments’ reporting for the distinct and different trends in these two segments so they can accurately compare to other companies operating separately in each sector.

The budget is formally approved by the Board at a consolidated Company-wide level. Because of the centralized nature of substantially all of the revenue and much of the cost components for the Company, there is no formal approval process for the revenue and EBITDA targets for the business units or business components by the segment manager, the CODM or the Board. The below table describes who is responsible for establishing revenue and EBITDA targets included in the annual budget:

Responsibility	Targets Established
CODM[1]	Consolidated Company and Cable Network Programming and Television operating segments revenue and EBITDA

Functional Leaders[2]

1.  Affiliate fees and advertising revenue for the Cable Network Programming and Television operating segments

2.  Affiliate fees and advertising revenue for business units and business components, as applicable

3.  Centralized cost center functions supporting all of the Company’s commercial activities

Segment Manager[3]

1.  EBITDA for the Cable Network Programming and Television operating segments delineated into the following:

Business unit EBITDA:

●   FOX News Media

●   FOX TV Stations

Business component EBITDA:

●   National Sports Cable Networks

●   FOX Broadcast Network (Sports)

●   FOX Broadcast Network (Entertainment)

●   Tubi AVOD service

2.  EBITDA and Revenue for Credible and FOX Studio Lot

1 The CODM consists of the Company’s Executive Chair and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Legal and Policy Officer.

2 The functional leadership of affiliate fees and advertising revenues are the responsibility of the Company’s Chief Operating Officer and its President of Advertising Sales, Marketing and Brand Partnerships.

3 The Company’s Chief Operating Officer and Chief Financial Officer together represent the segment manager for each operating segment.

Our budgeting process starts with the CODM establishing revenue and EBITDA targets at a consolidated Company-wide level and operating segment level. The principal focus when setting these targets, based on relative size to the consolidated Company, is on the Cable Network Programming and Television operating segments. The discussion below therefore focuses on the budgeting process for these two operating segments. The budgeted financial information for Credible Labs and the FOX Studio Lot are separately determined and provided through discussions with these operating segments and the segment manager.

The business unit and business component EBITDA1 targets as discussed below are based on the outcome of the revenue targets established by the functional leaders along with costs allocated to these businesses by the centrally managed cost centers. As a result, discussions between the segment manager and business unit leaders are primarily focused on annual creative objectives and subsequently on a narrow scope of costs and ancillary revenues managed independently by the business unit leaders.

As described in further detail in the Company’s response letter dated April 15, 2024, the CODM separately meets with functional leaders of affiliate fees and advertising sales to determine anticipated annual revenue targets, which includes consideration of financial information at the consolidated Company-wide level and the operating segment level for Cable Network Programming and Television. For advertising revenue, which is substantially centrally managed, the underlying assumptions and establishment of the revenue targets for the budget are determined by the functional head of advertising sales and reflect the estimated price charged for each advertising unit, which is largely based on the size and demographics of the audience uniquely viewing our Broadcast Network in our Television segment or Cable Network Programming segment and the number of advertising units available to be sold. Affiliate fee revenue is also centrally managed and includes revenues generated under agreements with distributors and affiliated non-owned and operated station groups and reflects the unique revenue for our Television segment or Cable Network Programming segment that we expect to earn based on the number of subscribers receiving the programming and a per subscriber fee and in the case of our Television segment, fixed programming fees from non-owned and operated station groups.

Once revenue targets are set by the functional leaders of affiliate fees and advertising sales and agreed to by the CODM at a consolidated Company-wide and operating segment level for Cable Network Programming and Television, the revenue and centralized cost targets are then distributed by the functional leaders to the applicable business unit and business component level. Centralized costs reflect business activities such as maintaining and enhancing the Company’s IT infrastructure and the workforce supporting the Company’s advertising sales and affiliate fees. Business unit leaders have absolutely no oversight of these matters and do not attend the meetings between the CODM, the functional leaders of affiliate fees and advertising sales and centrally managed cost centers that establish these centralized revenue targets and centralized cost targets, and they also are not involved in the revenue and centralized cost targets distributed by the functional leaders to the business units.

Once the revenue and centralized cost targets are set, the CODM establishes the EBITDA targets at the consolidated Company and operating segment levels. The segment manager then sets the EBITDA targets at the business unit and business component level as listed in the above table. These targets are determined through strategy meetings with the segment manager and business unit leaders to discuss initiatives, operational and strategic plans, and the costs required to support the overall consolidated Company revenue and EBITDA targets. Business component EBITDA targets not set by the segment manager are determined through discussions between the business unit and business component leaders based on targets established at the business unit level.

At the end of the annual budget process, the business unit leaders present their final budget to the CODM. The focus of these meetings is to discuss the on-screen initiatives and operational and strategic plans to support the overall consolidated Company revenue and EBITDA targets. In connection with these meetings, the CODM receives the underlying budget submissions, which include financial information at a business unit and/or business component level to provide context to the CODM for these operational discussions described above. Also, the CODM does not have input in the business unit or business component budgets and generally does not meet separately with the business component leaders.

[1]	The EBITDA targets are calculated consistently with Segment EBITDA and/or Adjusted EBITDA, as applicable, presented in our SEC filings.

At the conclusion of these meetings and presentations, the CODM makes the decision to furnish the consolidated budget to the Board for approval. As described in further detail in the Company’s response letter dated April 15, 2024, the Board receives a summarized version of the Company’s annual budget. The material provided to the Board includes non-financial information such as viewership and subscriber trends and financial information, including revenue and EBITDA targets for the Cable Network Programming and Television operating segments. The Board also receives budgeted financial information for certain business units and business components deemed necessary to provide additional context or information on the operational themes underlying the operating segments.

The Company consistently includes a combination of revenue and EBITDA information for two business units and five business components in budget materials provided to the Board, as outlined in the table below.

	Business Unit Financial Information	Business Component Financial Information Included for:
FOX News Media	Included	Not Included
FOX Sports	Not Included	● National Sports Cable Networks ● FOX Broadcast Network (Sports)
FOX Entertainment	Not Included	FOX Broadcast Network (Entertainment)
FOX Television Stations	Included	Not Included
Tubi Media Group	Not Included	● Tubi AVOD service ● Credible Labs
Other	Not Included	Not Included

The business unit and business component information outlined in the table above is consistently developed and delivered to the Board as the information is considered necessary to contextualize the operational themes underlying each operating segment. However, it is important to note that this budgeted financial information is included for reference only; it is not the primary focus for the Board. Similar to the CODM, the Board focuses on revenues from advertising sales and affiliate fees and EBITDA at a consolidated Company-wide and Cable Network Programming and Television operating segment level when approving the annual budget.

Due to the nature of our business, there are operational highlights at a business unit or business component level that are discussed with the Board in connection with the annual budget approval process that are significant to the Company for only certain periods of time. For example, the Big Ten Network business component recently had multi-year contract renewals, and this business component was discussed for the Board’s benefit during last year’s annual budget approval meeting. Other examples of operational highlights include major sporting events which are not annual occurrences for the Company (e.g., Fédération Internationale de Football Association (“FIFA”) Men’s and Women’s World Cup and the National Football League Super Bowl) and current event coverage (e.g., breaking news relating to global events and presidential elections). The business units or business components discussed with the Board are not consistent period over period due to the nature of the Company’s business.

Comment No. 3: You indicate in your response to prior comment one that revenue and EBITDA are not included in the budget or monthly reporting for the FOX Sports, FOX Entertainment, and Tubi Media Group Business Units, but it appears that revenue and EBITDA are included for Selected Business Components related to these Business Units. Please tell us whether the Business Components that comprise the FOX Sports, FOX Entertainment, and Tubi Media Group Business Units are included in each of the budget and monthly reporting. If all Business Components comprising these Business Units are not included, please explain which ones are included and excluded, and the reasons why.

Response No. 3: The Company respectfully acknowledges the Staff’s comment.

When financial information is provided to the CODM and the Board, it is provided at a consolidated Company and operating segment level. This financial information may be further broken down by certain business units and/or business components, with clearly delineated subtotals for the operating segments, to provide additional context to the consolidated Company and operating segment results. The focus of the presentations is on the consolidated Company and Cable Network Programming and Television operating segments.

Annual Budget

For the annual budget, as further detailed in Response No. 2 above, the Board receives specific business component financial information to contextualize the budget. Not all business components comprising the FOX Sports, FOX Entertainment and Tubi Media Group business units are included in the budget. This is because individually they are not significant to the overall strategy or results of the Company, or they do not represent an area of focus. As mentioned above, certain business components are discussed for certain periods in which there are operational events that are significant to the Company, but they are not consistently discussed each budget cycle.

The table below outlines the FOX Sports, FOX Entertainment and Tubi Media Group business components that are consistently included in the annual budget provided to the Board and those that are not:

	Business Components Included:	Business Components Not Included:
FOX Sports	● National Sports Cable Networks[1] ● FOX Broadcast Network (Sports)	USFL[2]
FOX Entertainment	● FOX Broadcast Network (Entertainment)[4]	● MarVista Entertainment ● Fox Entertainment Global ● Blockchain Creative Labs[3]
Tubi Media Group	● Tubi AVOD Service ● Credible Labs	Digital and Technology

1 For FOX Sports, the business components included in National Sports Cable Networks (i.e., FS1, FS2, Big Ten Network, and FOX Deportes) are included on a combined basis.

2 USFL was historically included but will not be included going forward due to the Q3 FY24 deconsolidation of the operations of the USFL in connection with the formation of the United Football League (the “UFL”) venture.

3 Blockchain Creative Labs was historically included but will not be included going forward as it does not generate revenue and its costs are allocated out and included in costs for other business units and business components.

4 For FOX Entertainment, the business components included in FOX Broadcast Network (Entertainment) (i.e., TMZ, Studio Ramsay Global, Fox Alternative Entertainment, and Bento Box Entertainment) are included on a combined basis.

In addition to the business component information the Board receives, the CODM also receives the individual business component budget submissions solely to contextualize the financial information included in the annual budget.

Monthly Reporting

The monthly reporting package is provided only to the CODM. The below table outlines the business components that are included in the monthly reporting package for the FOX Sports, FOX Entertainment and Tubi Media Group business units and those that are not:

	Business Components Included:	Business Components Not Included:
FOX Sports	● National Sports Cable Networks[1] ● FOX Broadcast Network (Sports)	USFL[2]
FOX Entertainment	● FOX Broadcast Network (Entertainment)[3] ● MarVista Entertainment ● FOX Entertainment Global[4]	Blockchain Creative Labs
Tubi Media Group	● Tubi AVOD Service ● Credible Labs	Digital and Technology

1 For FOX Sports, the business components included in National Sports Cable Networks (i.e., FS1, FS2, Big Ten Network, and FOX Deportes) are included individually as well as on a combined basis.

2 USFL was historically included but will not be included going forward due to the Q3 FY24 deconsolidation of the operations of the USFL in connection with the formation of the UFL venture.

3 For FOX Entertainment, the business components included in FOX Broadcast Network (Entertainment) (i.e., TMZ, Studio Ramsay Global, Fox Alternative Entertainment, and Bento Box Entertainment) are included on a combined basis.

4 FOX Entertainment Global is a new business as of FY23, and as such, this business component is only recently included.

For FOX Entertainment, the business components included in the information provided annually or monthly are included because they constitute the significant majority of the FOX Entertainment business unit, an area of focus for the Company or a driver of significant fluctuations period over period. The business components that are not included in the information provided annually or monthly do not meet any of these criteria.

For Tubi Media Group, Digital and Technology is not included within the monthly reporting package as there is no revenue associated with this business component, and the costs are ultimately allocated out and included in costs for other business units and business components.

Comment No. 4: Please describe how leaders of the revenue functions, Business Unit managers, and Business Component managers are compensated, including whether any compensation is dependent on a measure of profitability at the Business Unit or Business Component level.

Response No. 4: The Company respectfully acknowledges the Staff’s comment. Compensation at the Company includes a base salary, equity compensation and bonuses. We have focused our response to this comment on equity compensation and bonuses, which represent incentive compensation.

As described in the Company’s response letter dated April 15, 2024, the functional leadership of affiliate fees and advertising revenues, which represent approximately 90 percent of the Company’s total revenue, are the responsibility of the Company’s Chief Operating Officer (the “COO”) and its President of Advertising Sales, Marketing and Brand Partnerships (the “President of Advertising Sales”).

The COO’s incentive compensation and targets are set by the Compensation Committee of the Board and consist of two components: Annual Incentive Compensation and Long-Term Equity-Based Incentive Awards.

•

The COO’s Annual Incentive Compensation is based on two components: 1) 75% based on the consolidated Company’s actual EBITDA achievement versus the budgeted EBITDA goal, and 2) 25% based on qualitative factors established by the Compensation Committee.

•

The COO’s Long-Term Equity-Based Incentive Awards granted by the Compensation Committee comprise a mix of long-term equity-based incentive awards focused on performance, with the primary goal of enhancing alignment of the officer’s interests with those of the Company’s stockholders while also serving to reward performance and support retention. Fifty percent of the award is based on the consolidated Company’s achievement of target financial metrics, including the Company’s relative total stockholder return and 50% consists of time-vested restricted stock units (“RSUs”) that vest in equal annual installments over a three-year period.

The incentive pay structure for the COO is consistent with the structure for the other members of the CODM group. For further information regarding the incentive pay structure of the COO and other named executive officers, please refer to the Company’s Definitive Proxy Statement filed with the SEC on September 22, 2023.

The compensation of the President of Advertising Sales, business unit leaders, business component managers and certain other senior-level employees who are not named executive officers’ (collectively, “Senior Management”) is structured similarly, with base salary, equity compensation and bonus components. Each member of Senior Management has the opportunity to receive discretionary target annual incentive compensation and target long-term equity-based compensation.

The discretionary target annual incentive compensation amount for Senior Management, excluding functional leaders, is primarily focused on the on-screen creative performance of the business unit or business component, and is wholly subjective. Other factors are considered, but none are more paramount than the subjective determination of the business unit’s broadcast or cable network’s delivery of programming to its audience across the United States. There is generally no weighting of Senior Management’s target annual incentive compensation based on financial and non-financial items and, as such, the discretionary awards are not formulaic in nature. The decision of whether to make these payouts and their amounts are determined in the sole and absolute discretion of the Company.

The long-term equity-based incentive compensation awards for Senior Management are generally based on Fox Corporation overall performance and consist of:

•	Time-Vested RSUs: the RSU award represents 50% of the total award value. The RSUs vest in equal annual installments over a three-year period.

•

Performance Stock Options (“PSOs”): the PSO award represents 50% of the total award value. The award vests in three years contingent on the FOX Class A common stock closing market price on Nasdaq exceeding a specified threshold for 30 consecutive calendar days during the three-year performance period.

Comment No. 5: We note per your response to our prior comment one that the Board receives EBITDA for business components in specific cases. Please explain what these specific cases are and clarify what Business Component-level financial information is provided to the Board, which Business Components it is provided for, and the frequency.

Response No. 5: The Company respectfully acknowledges the Staff’s comment.

Annual Information

The Board receives certain business component financial information (revenue and EBITDA) for the annual budget as described in Response No. 2 above. The CODM discusses with the Board specific business component financial information; however, the business components discussed are not consistent in each budget cycle due to the nature of the Company’s business as described above. There are five business components (National Sports Cable Networks, FOX Broadcast Network (Sports), FOX Broadcast Network (Entertainment), Tubi AVOD service and Credible Labs) that are consistently included in the annual budget as they support and provide context to the operational themes underlying each operating segment.

Quarterly Information

On a quarterly basis, the CODM delivers to the Board the current year actual EBITDA amounts as compared to the annual budget amounts. This quarterly package includes financial information for both business units and business components as summarized below:

	Business Unit Financial Information	Business Component Financial Information Included for:
FOX News Media	Included	Not Included
FOX Sports	Not Included	● FS1/FS2 ● Big Ten Network ● FOX Broadcast Network (Sports)
FOX Entertainment	Not Included	● FOX Broadcast Network (Entertainment)[1] ● MarVista Entertainment
FOX Television Stations	Included	Not Included
Tubi Media Group	Not Included	● Tubi AVOD service ● Credible Labs
Other	Not Included	Not Included

1 For FOX Entertainment, the business components included in FOX Broadcast Network (Entertainment) (i.e., TMZ, Studio Ramsay Global, Fox Alternative Entertainment, and Bento Box Entertainment) are included on a combined basis.

If you have any questions, please do not hesitate to contact me at 212-852-7730 or at steven.tomsic@fox.com.

Sincerely,

/s/ Steven Tomsic

Chief Financial Officer

cc: Brian Egenton, EVP Controller